Issuer Free Writing Prospectus

Dated December 10, 2024

Filed Pursuant to Rule 433

Registration Statement No. 333-279879

Decem ber 2024 FOLLOW - ON INVESTOR PRESENTATION COASTAL FINANCIAL CORPORATION

2 LEGAL INFORMATION AND DISCLAIMER Important note regarding forward - looking statements : Statements made in this presentation (or conveyed orally) which are not purely historical are forward - looking statements, as defined in the Private Securities Litigation Reform Act of 1995 . This includes any statements regarding Coastal Financial Corporation's ("Coastal“) plans, objectives, or goals for future operations, products or services, statements regarding the consummation of the proposed offering, and forecasts of its revenues, earnings, or other measures of performance . Such forward - looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “should,” “intend,” "target,” “outlook,” “project,” “guidance,” “forecast,” or similar expressions . Forward - looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties . Actual results may differ materially from those contained in the forward - looking statements . Factors which may cause actual results to differ materially from those contained in such forward - looking statements include those identified in the Company’s most recent annual report Form 10 - K and subsequent quarterly reports on Form 10 - Q and other filings we make with the U . S . Securities and Exchange Commission (the “SEC”), and such factors are incorporated herein by reference . If one or more events related to these or other risks or uncertainties materialize, or if Coastal’s underlying assumptions prove to be incorrect, actual results may differ materially from what Coastal anticipates . You are cautioned not to place undue reliance on forward - looking statements . Further, any forward - looking statement speaks only as of the date on which it is made and Coastal undertakes no obligation to update or revise any forward - looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law . All forward - looking statements, express or implied, herein are qualified in their entirety by this cautionary statement . Trademarks : All trademarks, service marks, and trade names referenced in this material are official trademarks and the property of their respective owners . Presentation : Within the charts and tables presented, certain numbers, segments, columns and rows may not sum to totals shown due to rounding . Non - GAAP Measures : This presentation includes certain non - GAAP financial measures . These non - GAAP measures are provided in addition to, and not as substitutes for, measures of our financial performance determined in accordance with GAAP . Our calculation of these non - GAAP measures may not be comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation . As a result, the use of these non - GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for, related GAAP measures . Reconciliations of these non - GAAP financial measures to the most directly comparable GAAP financial measures can be found at the end of this presentation . This presentation includes non - GAAP financial measures to illustrate the impact of BaaS loan expense on net loan income and yield on CCBX loans, and net interest margin . Net BaaS loan income divided by average CCBX loans is a non - GAAP measure that includes the impact BaaS loan expense on net BaaS loan income and the yield on CCBX loans . The most directly comparable GAAP measure is yield on CCBX loans . Net interest income net of BaaS loan expense divided by average earning assets is a non - GAAP measure that includes the impact BaaS loan expense on net interest income . The most directly comparable GAAP measure is net interest income . Net interest margin, net of BaaS loan expense is a non - GAAP measure that includes the impact of BaaS loan expense on net interest margin . The most directly comparable GAAP measure is net interest margin . This presentation includes non - GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance . Core noninterest income is presented to illustrate the impact of BaaS credit enhancements, BaaS fraud enhancements, and unrealized gain / (loss) on equity investments net on noninterest income . The most directly comparable GAAP measure is noninterest income . Registration Statement This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Except as otherwise indicated, this presentation speaks as to the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof . Coastal has filed a shelf registration statement on Form S - 3 (File No . 333 - 279879 ) (including a base prospectus) and related preliminary prospectus supplement dated December 10 , 2024 with the SEC for the offering to which this communication relates . The sale of shares of common stock in the proposed underwritten public offering is being made pursuant to such prospectus supplement and accompanying base prospectus . Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents that we have filed with the SEC for more complete information about Coastal and this offering . You may get these documents for free by visiting the SEC’s website at www . sec . gov . Alternatively, we, the underwriters or any dealers participating in the offering will arrange to send you the base prospectus and the related preliminary prospectus supplement if you request it by calling Keefe, Bruyette & Woods, Inc . toll free at (800) 966 - 1559 or emailing USCapitalMarkets@kbw . com .

3 OFFERING SUMMARY Company Exchange / Ticker Security Base Deal Size Option to Purchase Additional Shares Lock - up Period Use of Proceeds Lead Bookrunner Joint Bookrunner Expected Pricing Date Coastal Financial Corporation Nasdaq / CCB Common Stock 15% (100% Primary) 90 days for the Company, Directors & Executive Officers General corporate purposes, including, without limitation, supporting investment opportunities and the growth of the Bank Keefe, Bruyette & Woods, A Stifel Company Hovde Group LLC $85 million (100% Primary) December 10 th , 2024 (post - close)

TODAY'S PRESENTERS



Eric M. Sprink | *Chief Executive Officer*

Eric M. Sprink serves as our Chief Executive Officer. Mr. Sprink joined the Company in late 2006 as President and Chief Operating Officer and became Chief Executive Officer in 2010. Mr. Sprink began his banking career working for Security Pacific Bank while enrolled at Arizona State University. He assumed increasing levels of responsibility in the areas of retail operations, consumer and commercial lending and wealth management with Security Pacific Bank and its successor, Bank of America. He then moved to Centura Bank, where he held management positions in retail operations and corporate finance. After Centura Bank was acquired, he held senior management positions at Washington Trust Bank and Global Credit Union. Mr. Sprink is active in industry trade groups and is a director and past chairman of the Community Bankers of Washington. Mr. Sprink received a bachelor's degree from Arizona State University and an M.B.A. from the University of North Carolina. Mr. Sprink brings to our board of directors leadership experience, significant experience in many facets of the financial services business, and familiarity with our market area. Mr. Sprink has been a member of our board of directors since 2006.`



Brian Hamilton | *President of CCBX*

Mr. Hamilton is a seasoned financial technology executive and business leader, with more than 25 years of experience in the banking, lending, payments, and digital product development industries. A serial entrepreneur, with deep expertise in domestic and international settlement systems and digital platforms, Mr. Hamilton has held senior leadership roles at Capital One, serving as President of their Merchant Services division, Wells Fargo, and Verifone, in addition to founding and operating multiple companies in the fintech space. Most recently Mr. Hamilton was co-founder and CEO of ONE (One Finance Inc.), which was acquired by a Walmart-led joint venture in 2022. Prior to co-founding ONE, he was the founder of Azlo, a digital bank for small businesses, and helped to build out the BBVA Open Platform for sponsor banking services.



Joel G. Edwards | *Executive Vice President and Chief Financial Officer*

Joel G. Edwards has served as Executive Vice President and Chief Financial Officer of the Company since 2012. Mr. Edwards is also the Executive Vice President and Chief Financial Officer of the Bank. Prior to joining the Company and Bank, Mr. Edwards was a Senior Vice President and Administration Officer at AmericanWest Bank. Prior to that experience, he was Executive Vice President and Chief Financial Officer at Viking Bank, Vice President and Chief Financial Officer at Rainier Pacific Bank, and President of the Washington Credit Union Share Guaranty Association. He also was employed in the Farm Credit System for eight years including positions as vice president responsible for administration, budget and policy. Mr. Edwards graduated magna cum laude with a bachelor's degree in business and concentration in economics from, and completed post-graduate studies in accounting at, Eastern Washington University. He also received an M.B.A. from Eastern Washington University.

4

5 INVESTOR HIGHLIGHTS Strong Management Team with Aligned Focus on Driving Shareholder Value • Experienced management team with heavy digital vision • Large insider ownership (18% (2) ) aligns shareholder interests with day - to - day management and decision - making Continued Regulatory and Compliance / Risk Infrastructure Investments • Significant investments in risk personnel (29% of total employees), specifically in risk management, compliance, BSA and internal audit • Established co - sourcing arrangement to provide flexibility in deploying resources when needed (e.g. explore new product offerings, changes in volume, etc.) • 100% indemnified against CCBX partner fraud losses CCBX Division Expected to Drive Growth in Medium - and Long - term • Expansion of product offerings with existing CCBX partners have gained traction and are growing the balance sheet and earnings • CCBX partner pipeline remains active with 5 additional partners in the testing or signed LOI phase as of November 30, 2024 • Diversified revenue streams and CCBX partners provide support for consistent earnings profitability through cycles Well - Positioned Balance Sheet and Market Position • Leading community bank by deposit market share in Snohomish County, the 3rd largest county by population in the state of Washington (1) • Liability - sensitive position with $1.95 billion CCBX deposits that contractually reprice lower upon any reduction in the Federal Funds Rate Data as of three months ended September 30, 2024 unless otherwise indicated. (1) Source: 2024 World Population Review and FDIC Summary of Deposits as of June 30, 2024. (2) Source: FactSet. COASTA L Disciplined Underwriting and Credit Culture • Track record of strong asset quality in the community bank division with $402,000 in net charge - offs over the last 4 quarters • For the quarter ended September 30, 2024, CCBX partners were responsible for and covered 97.8% of total net - charge - offs on CCBX loans

6 STRATEGIC VERTICALS The Community Bank “CCB” Banking as a Service (BaaS) “CCBX” • Leading community bank that offers lending and deposit products primarily to commercial customers • Community bank loan portfolio consists primarily of CRE loans, Construction loans, Land and Land Development loans, and C&I loans - $1.68 billion, or 88.1% of community bank loans • Attractive funding mix with total balance of $1.52 billion, 74.5% core deposits (1) and cost of deposits of 1.92% • Conservative credit culture with strong Net Charge - off to average loans performance: 0.03% YTD (2) • Provides Banking as a Service (BaaS) to broker dealers and digital financial services providers • 24 CCBX partner s in various stages as of November 30, 2024 ; r obust sourcing capabilities, thorough due diligence and refining criteria of potential partner relationships • Strategy of focusing on larger partners, experienced management teams, existing customer bases and strong financial positions • Exceptional growth in BaaS program fee income (3) of 45.6% YoY • Retain our portion of transaction fee income on sold credit card balances. This provides an on - going and passive revenue stream with no on balance sheet risk • Strong deposit generation platform with total balance of $2.10 billion (20.1% growth YoY), and excludes $214.5 million transferred off the balance sheet for additional FDIC insurance coverage • 28.7% loan growth YoY, $1.52 billion in total loans receivable, with credit enhancements (on 98.7% of total CCBX loans) and fraud enhancements (on 100% of total CCBX loans) as of the quarter ended September 30, 2024 Note: Data as of three months ended September 30, 2024 unless otherwise indicated, and year over year (YoY) measurements are as of the three months ended September 30, 2024 compared to the same three month period in 2023. (1) Core deposits are all deposits excluding brokered and time deposits. (2) Community bank only. For the 9 months ended September 30, 2024. (3) Total BaaS program fee income includes servicing and other BaaS fees, transactions fees, interchange fees and reimbursement o f e xpenses.

CONSOLIDATED FINANCIAL HIGHLIGHTS

For the Quarter Ended September 30, 2024

Balance Sheet ($ in millions)	
Total Assets	$4,066
Total Cash and Cash Equivalents	484
Total Securities	49
Loans Receivable	3,419
Total Deposits	3,627
Total Shareholder Equity	332
Profitability Metrics (%)	
Return on Average Assets ("ROAA")	1.34
Return on Average Equity ("ROAE")	16.67
Efficiency Ratio	43.10
Asset Quality (%)	
Nonperforming Loans / Total Loans	1.94
Allowance for Loan Losses / Total Loans	4.98
Allowance for Loan Losses / Nonperforming Loans	257
Consolidated Capital Ratios (%)	
Shareholders' Equity / Total Assets	8.16
Common Equity Tier 1 Risk-Based Capital	9.24
Tier 1 Leverage	8.40
Tier 1 Risk-Based Capital	9.34
Total Risk-Based Capital	11.89


Total Assets
(Dollars in millions)
Total Assets CAGR: 31%
$1,129
$1,766
$2,636
$3,144
$3,753
$4,066
2019
2020
2021
2022
2023
2024Q3


Loans Receivable
(Dollars in millions)
Loans Receivable CAGR: 31%
$939
$1,547
$1,743
$2,627
$3,026
$3,419
2019
2020
2021
2022
2023
2024Q3


Total Deposits
(Dollars in millions)
Total Deposits CAGR: 32%
$968
$1,421
$2,364
$2,818
$3,360
$3,627
2019
2020
2021
2022
2023
2024Q3


Shareholders' Equity
(Dollars in millions)
Shareholder Equity CAGR: 23%
$124
$140
$201
$243
$295
$332
2019
2020
2021
2022
2023
2024Q3

7

8 STRONG POST - IPO EXECUTION Source: S&P Global. Market data as of December 6, 2024. Note: CCB priced IPO on July 17, 2018. CAGR’s calculated using Q2 2018 and Q3 2024 quarterly financial metrics for select pee r b anks, if available. (1) Revenue calculated as net interest income plus noninterest income, excluding realized gain / (loss) on sale of securities. (2) Based on diluted earnings per share. NR is shown for GDOT because diluted earnings per share less than 0 and FINW because the co mpany was not public as of Q2 2018. (3) Tangible book value per share is a non - GAAP measure. Since there is no goodwill or other intangible assets as of the dates indic ated for CCB, tangible book value per share is the same as book value per share as of each of the dates indicated. (4) NR is shown for FINW because the company was not public as of Q2 2018. Revenue (1) CAGR Since CCB’s IPO EPS (2) CAGR Since CCB’s IPO 55.8% 34.7% 19.7% 17.4% 16.6% 13.7% 11.0% 9.9% 8.8% 7.5% CCB FINW AX CASH TBBK LOB INBK TFIN GDOT KRX Median 43.3% 32.7% 25.0% 21.2% 2.9% 2.4% (3.1%) (13.5%) TBBK CASH CCB AX INBK KRX Median LOB TFIN GDOT FINW TBVPS CAGR Since CCB’s IPO Relative Stock Price Performance Since IPO 20.9% 18.6% 17.9% 11.8% 11.2% 8.4% 7.9% 5.6% 5.3% CCB TBBK AX CASH LOB GDOT INBK KRX Median TFIN FINW NR NR NR (3) (4) (100%) 0% 100% 200% 300% 400% 500% 7/17/18 7/17/19 7/17/20 7/17/21 7/17/22 7/17/23 7/17/24 CCB: +426% Specialty Peers: +72% KRX: +15%

9 CCBX OVERVIEW

CCBX PARTNER OVERVIEW

Business Overview

CCBX provides banking as a service (BaaS) that enables broker dealers and digital financial services partners to offer their customers banking services

19 active CCBX partners with 5 more currently in the testing or signed LOI stage as of November 30, 2024:

- Robust sourcing capabilities and intensive due diligence process
- Our strategy for new CCBX partnerships is to focus on larger, more established partners, with experienced management teams, existing customer bases and strong financial positions. This strategy will likely yield fewer, but larger, CCBX partnerships moving forward
- We continue to monitor and actively manage the CCBX loan portfolio, and intend to continue to sell CCBX loans in the coming months as we work to strengthen the balance sheet by optimizing our CCBX portfolio through higher quality loan originations, loan sales, and new products and building on our existing relationships
- We expect net interest margin will expand slightly as interest rate sensitive deposits reprice downward faster than CCBX loans reprice
- We intend to continue to work to grow the portfolio with loans that are subject to increased underwriting standards

Fee-based business model primarily driven by:

- Servicing, expense recovery and other BaaS fees
- Interchange and transaction fees

CCBX Partner Overview



22
21
22
24
1
1
1
1
1
1
1
1
3
1
1
18
19
19
19
September 30, 2023
June 30, 2024
September 30, 2024
November 30, 2024
Wind down - active but preparing to exit relationship
Signed letters of intent
Implementation / onboarding
Friends and family / testing
Active

10

11 BANKING AS A SERVICE – “BaaS” PARTNERS 11 Partners Short Term Lending Credit Cards Checking Savings Investing HSA / FSA LOI Partner 1 LOI Partner 2 LOI Partner 3

12 Growing platform for deposit generation • CCBX deposit growth of $48.3 million, or 2.3%, as of September 30, 2024, compared to June 30, 2024, and growth of $352.5 million, or 20.1%, compared to September 30, 2023 • CCBX deposits are net of an additional $214.5 million in CCBX deposits that were transferred off balance sheet for increased FDIC insurance coverage as of September 30, 2024 • CCBX noninterest bearing deposits of $60.7 million as of September 30, 2024 • 98% of CCBX deposits are core deposits (1) Partner loan origination diversifies loan portfolio • CCBX continues to sell loans as part of our strategy to balance credit risk, manage partner and lending limits, protect capital levels and move credit card balances to an off balance sheet fee generating model • As of September 30, 2024, CCBX gross loans increased $106.9 million, or 7.6%, compared to June 30, 2024, and increased $338.9 million , or 28.7%, compared to September 30, 2023 • Sold $423.7 million in CCBX loans during the quarter ended September 30, 2024 CCBX Loans CCBX LOANS AND DEPOSITS CCBX Deposits Note: Data as of and for the quarter ended September 30, 2024, unless otherwise indicated. (1) Core deposits are all deposits excluding time deposits and brokered deposits. $1.75 $2.06 $2.10 September 30, 2023 June 30, 2024 September 30, 2024 Interest bearing Demand, noninterest bearing Other deposits (Dollars in b illions )

13 $1,036 $1,006 $1,122 $1,309 $1,696 $1,216 $1,272 $1,539 $1,625 $1,853 $2,252 $2,278 $2,661 $2,934 $3,549 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 As of and for the three month period indicated (Dollars in thousands) CCBX FEE INCOME GROWTH $4,401 $4,369 $4,825 $6,096 $6,436 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 As of and for the three month period indicated (Dollars in thousands) Transaction and Interchange Income BaaS Program Fee Income Note: Data as of and for the quarter ended September 30, 2024, unless otherwise indicated. • BaaS Program Fee Income includes servicing and other BaaS fees, transaction fees, interchange and reimbursement of expenses and excludes BaaS credit enhancements and BaaS fraud enhancements • Program fee income for the three months ended September 30, 2024 grew 46.2% compared to the three months ended September 30, 2023 • We expect transaction and interchange fees to increase and servicing and other BaaS fees to decrease as CCBX partner activity grows and contracted minimum fees are replaced with recurring fees which exceed those minimum fees Transaction Income Interchange Income

14 COMPLIANCE AND RISK INVESTMENTS • 29% of our staff are risk personnel: Risk Management, Compliance, BSA, Internal Audit, CCBX Risk & Compliance • Significantly increased our risk personnel since our IPO as we have grown CCBX • In August 2023, Brian Ferrell joined as EVP, Head of Financial Crimes Compliance • Brian has deep expertise in Anti - Money Laundering rules and regulations relating to BSA / USA Patriot Act faced by diversified financial services institutions • Previously held leadership roles at U.S. Department of Treasury, Hartford Financial Services Group and E&Y as Principal, Senior Financial Crimes and Compliance Practice Leader • Hired and continue to hire experienced and talented risk personnel • Develop risk personnel by supporting the attainment of professional designations/certifications • Co - sourced resources peaked at June 30, 2024 due to projects and since completion of these projects has returned to a more normal level • This flexible co - sourcing arrangement allows us to deploy resources as needed for growth, to explore new product offerings, changes in volume, etc. • Use industry leading software and systems • Focused on the effectiveness and efficiency of our risk systems and processes • Continued significant upfront investment in technology to build and enhance the BaaS infrastructure, increase automation, and enhance operational efficiency • Use outsourcing where it make sense and is cost effective without compromising data/privacy/effectiveness • Employ independent third party experts/consultants to evaluate our processes and to develop new and better processes Company - wide focus on compliance and risk procedures, processes and capabilities People Systems / Automation / Technology (1) Co - sourced through national consulting firm to supplement our BSA resources beginning with the quarter ended December 31, 2022.

15 COMMUNITY BANK OVERVIEW

COASTAL COMMUNITY BANK OVERVIEW

Dedication to Community Banking

- Established in 1997 with a focus on serving small to medium-sized businesses within the Puget Sound region
- Offers traditional lending and deposit products to commercial and retail customers as well as treasury management, remote deposit capture and credit processing
- Largest bank by deposit market share in Snohomish County[1]

Institution name	Market Share[1]
Coastal Community Bank	17.46 %
Bank of America, National Association	16.48 %
JP Morgan Chase Bank, National Association	16.04 %
Wells Fargo, National Association	9.37 %
US Bank, National Association	8.29 %

CCB's Branch Footprint


Mount Vernon
Everett
Seattle
14 banking locations
• 12 in Snohomish County
• 1 in Island County
• 1 in King County

Notable Employers

Accolades and Recognitions

Everett Herald Readers Choice "Best Bank" "Best Mortgage" "Best Place to Work" 2023

"Fastest Growing Mid-Market Company in the Northwest" Puget Sound Business Journal 2023

Stanwood & Camano News "Best Bank" 2013 - 2024

Piper Sandler "Bank and Thrift Sm-All Stars" 2019 -2023

Raymond James "Community Bankers Cup Award" 2019-2023

"Corporate Citizenship" Puget Sound Business Journal 2022-2023

"Corporate Philanthropist" Puget Sound Business Journal 2023-2024

Hovde Group "Hovde's High Performers" 2022 - 2024

KBW Bank Honor Roll Award 2024

Source: S&P Global.
(1) FDIC Summary of Deposits June 30, 2024.

16

17 • Community b ank loans increased $112.7 million, or 6.3%, compared to the quarter ended September 30, 2023 • Conservative credit culture with strong community bank n et c harge - off to average loans performance: 0.03% YTD • Community bank loan portfolio consists primarily of CRE loans, Construction loans, Land and Land Development loans, and C&I loans - $1.68 billion, or 88.1% of community bank loans • Community bank deposits increased $35.6 million, or 2.4%, during the three months ended September 30, 2024 to $1.52 billion • Second consecutive quarter of deposit growth after allowing higher rate balances to run - off earlier in the yea r • Includes noninterest bearing deposits of $518.8 million, or 34.1% of total community bank deposits • Cost of deposits of 1.92%, which compared to 1.77% for the quarter ended June 30, 2024 COMMUNITY BANK LOANS AND DEPOSITS Community Bank Loans Community Bank Deposits Note: Data as of and for the quarter ended September 30, 2024, unless otherwise indicated. $1.54 $1.49 $1.52 September 30, 2023 June 30, 2024 September 30, 2024 Interest bearing Demand, noninterest bearing Time deposits (Dollars in b illions )

18 CONSOLIDATED COMPANY DETAIL

19 Net Income ($mm), ROAA (%) and ROAE (%) $13.2 $15.1 $27.0 $40.6 $44.6 $10.3 $13.5 11.29% 11.44% 17.24% 18.24% 16.41% 14.60% 16.67% 2019 2020 2021 2022 2023 Q3 2023 Q3 2024 Net Income Return on Average Equity Efficiency Ratio (%) 61.79% 58.14% 58.82% 56.26% 45.92% 58.36% 43.10% 2019 2020 2021 2022 2023 Q3 2023 Q3 2024 Note: Annual data as of and for the year ended December 31 of each respective year. ROAA: 1.28% 0.98% 1.24% 1.38% 1.28% 1.13% 1.34% PROFITABILITY AND EFFICIENCY

20 BaaS Program Income $17,357 81% Deposit Service Charges / Fees $2,806 13% Loan Referral Fees $168 1% Other $1,051 5% $8.3 $8.6 $16.1 $18.9 $22.0 $21.4 $28.5 FY 2019 FY 2020 FY 2021 FY 2022 FY 2023 2024 YTD DIVERSIFIED FEE INCOME STREAMS Historical Core Noninterest Income Trends (1) YTD 2024 Fee Income Breakdown (1) (Dollars in millions ) (Dollars in thousands) Note: Annual data as of and for the year ended December 31 of each respective year, unless otherwise noted. YTD data is as o f a nd for the nine months ended September 30, 2024. (1) Excludes BaaS credit enhancements, BaaS fraud enhancements, and unrealized gain / (loss) on equity investments, net. Refer to the "Non - GAAP Reconciliation" in the Appendix for more information. Noninterest Income Noninterest Income (Annualized)

21 LOAN COMPOSITION Consolidated Commercial & Industrial (“C&I”) Portfolio • $292.6 million total C&I loans ◦ $103.9 million in capital call lines (CCBX) ◦ $184.2 million in other C&I loans ◦ $2.5 million in Small Business Administration (“SBA”) Paycheck Protection Program C&I loans ◦ $2.0 million in other SBA C&I loans Consolidated Commercial Real Estate (“CRE”) Portfolio • $1.53 billion total CRE & Construction, Land and Land Development loans ◦ $102.7 million of SBA 504 loans in portfolio ◦ 209% regulatory aggregate CRE to total risk - based capital (1) ◦ Purchased participations of $26.2 million and no shared national credits Consolidated 1 - 4 Family Real Estate Portfolio • $477.9 million total 1 - 4 family loans ◦ $6.2 million purchased from financial institutions and were individually re - underwritten ◦ $265.4 million in CCBX loans, 100% of CCBX 1 - 4 family real estate loans have credit enhancement Consumer Loans • Total $1.13 billion ◦ $1.12 billion in CCBX loans, 98.2% of total CCBX consumer loans have credit enhancements ▪ Credit cards, consumer term loans & lines of credi t Consumer and other 33.0% 1 - 4 Family 13.9% Construction and Land Development 4.8% Multifamily 11.3% CRE - Non - Owner Occupied 16.8% CRE - Owner Occupied 11.7% C&I 8.5% Investor Real Estate 32.9% Owner Operated Businesses 20.2% Consolidated Loan Composition Community Bank Loan Concentrations by County Note: Data as of and for the quarter ended September 30, 2024, unless otherwise indicated. (1) Calculated on Bank - level Tier 1 Capital + Allowance for Credit Losses as of September 30, 2024.

22 STABLE ASSET QUALITY METRICS Allowance for Credit Losses / Total Loans Receivable Nonperforming Loans / Total Loans Receivable Allowance for Credit Losse s / Nonperforming Loans 232% 217% 254% 278% 257% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 1.47% 1.78% 1.71% 1.60% 1.94% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 3.41% 3.86% 4.35% 4.45% 4.98% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 (1) 1.86% nonperforming loans to total loans receivable are related to loans that are covered by CCBX partners. (1)

CHARGE-OFFS PRIMARILY RECOVERED THROUGH PARTNER CREDIT ENHANCEMENTS

Net Charge-offs by Segment



($ in thousands)
Community Bank
CCBX
$36,834
$36,834
$44,871
$44,873
($2)
$57,218
$57,207
$11
$53,234
$53,236
($2)
$49,236
$48,841
$395
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3

Net Charge-offs / Average Loans

	2023Q3	2023Q4	2024Q1	2024Q2	2024Q3
Community Bank:	0.00%	(0.00%)	0.00%	(0.00%)	0.08%
CCBX:	11.16%	14.88%	18.18%	15.72%	12.52%
Consolidated:	4.77%	5.92%	7.34%	6.57%	5.65%

Partner Credit Enhancements

CCBX partner agreements provide for a credit enhancement[(1)] that covers the net-charge-offs on CCBX loans and negative deposit accounts

Most recently, CCBX partners were responsible for and reimbursed the Company for 97.8% of the $48.8 million in net charge-offs for CCBX loans for the quarter ended September 30, 2024

CCBX partners fund the losses through:

(1) Cash reserve accounts[(2)] that are pledged by partners and held at the Bank from which losses can be collected from that is then replenished by the partner on a regular interval; or

(2) Alternative funding plans may be implemented to better align with the partner's specific situation

(1) Except in accordance with the program agreement for one partner where the Company was responsible for credit losses on approximately 5% of a $400.8 million loan portfolio. At September 30, 2024, 5% of this portfolio represented $19.8 million in loans. Prior to April 1, 2024 the Company was responsible for 10% of the losses on this portfolio.

(2) $75.9 million in CCBX cash reserves that are controlled by the Bank at September 30, 2024 and are designated for partner loan losses.

23

24 DEPOSIT COMPOSITION Emphasis on core deposits has helped generate an attractive funding mix • Core deposits are all deposits excluding time deposits and brokered deposits • Core deposits were 93.3% of total loans as of September 30, 2024 • Core deposits were 88.0% of total deposits as of September 30, 2024 • Noninterest bearing deposits of $579.4 million as of September 30, 2024 ◦ Community bank noninterest bearing deposits of $518.8 million, or 34.1% of community bank deposits ◦ CCBX noninterest bearing deposits of $60.7 million, or 2.9% of CCBX deposits • $384.3 million in fully insured IntraFi network deposits as of September 30, 2024, compared to $352.3 million as of June 30, 2024 • 85.1% of total deposits are FDIC insured • CCBX deposits are net of an additional $214.5 million in CCBX deposits that were transferred off balance sheet for increased FDIC insurance coverage • Ability to use funding from BaaS program and to transfer deposits off the balance sheet when not neede d Core Deposits 88.0% Composition by Deposit Type Note: Data as of three months ended September 30, 2024 unless otherwise indicated. Community Bank 42% CCBX 58% CCB vs. CCBX Deposits

25 INTEREST RATE SENSITIVITY Change in Net Interest Income Static Balance Sheet 12 Month Projection as of and Rate Shifts 9/30/2024 9/30/2023 +400 bps (5.4%) 10.7% +300 bps (4.0%) 8.0% +200 bps (2.6%) 5.4% +100 bps (1.3%) 2.7% -100 bps 1.1% (4.0%) -200 bps 2.2% (8.9%) -300 bps 3.3% (14.0%) -400 bps 4.2% (22.5%) Source: Company 10 - Q filings for the quarter ended September 30, 2024 and the quarter ended September 30, 2023.

26 BALANCE SHEET POSITIONED TO BENEFIT FROM LOWER RATES CCB is well positioned for rate changes • Liability sensitive balance sheet • 45% of our assets reprice within 3 months as of September 30, 2024 • 71% of our liabilities reprice within 3 months as of September 30, 2024 Community Bank: • 23% of community bank loans reprice within 3 months as of September 30, 2024 ◦ 2.56 years weighted average reprice • 34% of community bank deposits are noninterest bearing • Estimated that 16% of the community bank deposits may reprice within 3 months as of September 30, 2024 based on current interest rate composition of community bank deposits CCBX: • 72% of CCBX loans reprice within 3 months as of September 30, 2024 • 93% of CCBX deposits reprice within 3 months as of September 30, 2024 Loan Strategy: • shorter term loans • interest rate swaps • variable rate loans Deposit Strategy: • Funding from noninterest bearing deposits, savings and money markets vs. term deposits (ex. time deposits) • CCBX deposit costs - deposits are tied to the Fed Funds rate s Loan Repricing Liability Repricing Note: Data as of three months ended September 30, 2024 unless otherwise indicated.

27 YIELDS AND COSTS Deposit Costs Loan Yields 1.31% 1.57% 1.66% 1.77% 1.92% 4.80% 4.90% 4.93% 4.92% 4.82% 3.14% 3.36% 3.49% 3.58% 3.59% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 Community Bank CCBX Consolidated 6.20% 6.32% 6.46% 6.52% 6.64% 17.05% 17.36% 17.34% 17.77% 17.35% 10.08% 9.30% 9.45% 9.19% 8.99% 10.84% 10.71% 10.85% 11.23% 11.43% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 Community Bank CCBX - Gross (1) CCBX - Net (2) Consolidated (1) CCBX - gross yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancement and servicing CCBX loans. To determine net revenue (Net BaaS loan income) earned from CCBX loan relationships, the Company takes BaaS loan interest income and deducts B aaS loan expense to arrive at Net BaaS loan income which can be compared to interest income on the Company’s community bank loans. (2) CCBX - net BaaS loan income represents BaaS loan interest income minus BaaS loan expense divided by average CCBX loans. This pr oduces a ratio which can be compared to average yield of community bank loans. Refer to the "Non - GAAP Reconciliation" in the Appendix for more information.

28 NET INTEREST INCOME AND MARGIN Net Interest Income Net Interest Margin 4.36% 4.15% 3.96% 3.91% 3.97% 9.66% 8.62% 8.60% 9.05% 9.64% 4.24% 3.15% 3.24% 3.12% 3.31% 7.10% 6.61% 6.78% 7.13% 7.41% 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 Community Bank CCBX - Gross (GAAP) CCBX - Net (1) Consolidated (GAAP) (1) Net interest margin, net of BaaS loan expense, represents CCBX net interest income less BaaS loan expense divided by average ear ning assets. This produces a ratio that can be compared to net interest margin of the community bank. Refer to the "Non - GAAP Reconciliation" in the Appendix for more information. $62.2 $59.7 $60.9 $66.2 $72.2 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 (Dollars in millions )

29 STRONG BALANCE SHEET AND LIQUIDITY (in millions) • Combined $1.19 billion cash and immediate borrowing capacity • Represents 32.8 % of total deposits at September 30, 2024 • Exceeds $542.2 million in uninsured deposits as of September 30, 2024 • Uninsured deposits include $75.9 million in CCBX cash reserves that are controlled by the Bank 8.40 % Tier 1 leverage capital 9.24 % Common equity Tier 1 risk - based capital 9.34 % Tier 1 risk - based capital 11.89 % Total risk - based capital 11.9 % Cash as a % of total assets 94.5 % Loan to Deposit Ratio Consolidated Capital and Liquidity Ratios Cash and Borrowings Note: Data as of three months ended September 30, 2024 unless otherwise indicated. Cash Reserves $706.3 $484.0 $1,190.3 $0.0 $250.0 $500.0 $750.0 $1,000.0 $1,250.0 Total Cash Reserves Borrowings Immediately Available Cash and Cash Equivalents

30 COMMON RAISE SUBSTANTIALLY IMPROVES CAPITAL RATIOS Note: Capital ratios shown are for consolidated company. (1) Tangible common equity to tangible assets is a non - GAAP measure. Since there is no goodwill, other intangible assets or preferre d equity as of September 30, 2024, tangible common equity to tangible assets is the same as shareholders’ equity to total assets. (2) Assumes customary underwriting expenses. Leverage Ratio Tier 1 Capital Ratio Total Risk - based Capital Ratio TCE / TA Ratio (1) CET1 Ratio 8.16% 9.94% 9/30/24 Standalone Illustrative $85 million Common Equity Raise Pro Forma 9.24% 11.43% 9/30/24 Standalone Illustrative $85 million Common Equity Raise Pro Forma 8.40% 10.20% 9/30/24 Standalone Illustrative $85 million Common Equity Raise Pro Forma 9.34% 11.52% 9/30/24 Standalone Illustrative $85 million Common Equity Raise Pro Forma 11.89% 14.06% 9/30/24 Standalone Illustrative $85 million Common Equity Raise Pro Forma (2) (2) (2) (2) (2)

31 APPENDIX

32 SIGNIFICANT GROWTH SINCE IPO Total Revenue (1) ($mm) Diluted Earnings Per Share ($) Tangible Book Value Per Share (2) ($) $10 $10 $11 $12 $12 $13 $13 $14 $16 $17 $19 $20 $23 $23 $39 $51 $65 $84 $96 $104 $121 $97 $124 $148 $136 $152 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 $0.24 $0.22 $0.25 $0.23 $0.27 $0.29 $0.30 $0.22 $0.30 $0.34 $0.38 $0.49 $0.56 $0.54 $0.57 $0.46 $0.76 $0.82 $0.96 $0.91 $0.95 $0.75 $0.66 $0.50 $0.84 $0.97 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 $7.47 $8.86 $9.18 $9.44 $9.79 $10.11 $10.42 $10.66 $10.98 $11.34 $11.73 $12.24 $12.83 $13.41 $15.63 $16.08 $16.81 $17.66 $18.50 $19.48 $20.50 $21.38 $22.17 $22.65 $23.54 $24.51 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 CAGR since IPO: 56% CAGR since IPO: 25% CAGR since IPO: 21% (1) Revenue calculated as net interest income plus noninterest income, excluding realized gain / (loss) on sale of securities. (2) Tangible book value per share is a non - GAAP measure. Since there is no goodwill or other intangible assets as of the dates indic ated for CCB, tangible book value per share is the same as book value per share as of each of the dates indicated.

33 OFFICE LOANS - COMMUNITY BANK ( $ in millions) • All Office loans are suburban properties • Office loans are 2.3% of total loans outstanding and available loan commitments • Average office loan size of $1.4 million • Total of 90 office loans • Total of $123.4 million in office loans outstanding and available loan commitments of $8.2 million • No delinquent office loans ($ in millions) ($ in millions) OO - 49.0% NOO - 51.0% OO - 100.0% NOO - 0.0% OO - 59.6% NOO - 40.4% OO - 39.1% NOO - 60.9% Occupancy Type Collateral Type Loan to Value Ranges Note: Data as of three months ended September 30, 2024 unless otherwise indicated.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") INITIATIVES

ESG

For Coastal, ESG is a complex initiative across the whole organization. Addressing the issue of the approximately 5.9 million unbanked households[(1)] in the United States cannot be tackled with merely adding products or providing diversity, equity and inclusion training. Nor can real environmental impact happen through mere board level policies and simply changing our investment portfolio. We are choosing to tackle our ESG initiatives throughout our company with meaningful actions and collaboration.

CCBX – Working with our CCBX partners allows us to provide a broader range of services to different demographics through their offerings. Developing the kind of unique offerings to specific under-served or under-banked populations would be difficult for a bank our size, but by partnering with third-party fintech partners like Brigit, Greenwood and One we are able to use our banking charter to support this effort in a much broader scope.

Coastal Community Bank – Our community bank has always had close ties to the communities we serve with our employees actively volunteering in those communities, and we have been recognized as a corporate philanthropist by the Puget Sound Business Journal. We are now evolving to offer affiliated products through our third-party fintech partners that are more inclusive and meet their needs of a broader range of consumers. Once again, our scope and reach is multiplied by collaborating with our third-party fintech partners to offer inclusive products.

Social Responsibility

Financial Inclusion

We see financial inclusion as **providing access to useful and affordable financial products and services to meet the needs of the under-served**. However, overcoming a widespread distrust of banks, lack of financial education, and barriers to entry are all part of the process to bring the underserved in our communities the financial products and services they need to thrive.

We are actively working to address:

- **Accessibility to services**
- **Needs-based solutions**
- **Education**

In collaboration with the **Cities for Financial Empowerment** and the **Bank On** national platform, this past year, a Coastal team worked to develop the **Access checking product** to support the financial stability of **unbanked and underbanked** residents in our communities by providing a safe, affordable and functional product. In January 2023, our Access checking product passed product certification and met the National Account Standards and was launched with the official **Bank On certification**.

Environmental Responsibility

Climate Change

Coastal is approaching our responsibility in many ways from **understanding our carbon footprint and identifying potential offsets, reductions and to developing strong partnerships with ESG focused fintechs.**

In January 2023 we **completed a Sustainable Impact Survey** to understand our GHG impact and ways we can offset it. Working with our partners, we are exploring ways to develop customer facing-solutions that enable climate action and are able to participate in developing and implementing meaningful changes to help turn the tide on climate change, doing our part to help transition to a net-zero economy.

Additionally, we have and will continue to consider climate change and **its impact on our loan portfolio and customers.**

Source: 2021 National Survey of Unbanked and Underbanked Households by the Federal Deposit Insurance Corporation (FDIC) in November 2022.

34

CONSOLIDATED YEAR-END FINANCIALS

(Dollars in thousands, except per share data)	As of and for the Year Ended December 31, 2023	2022	2021	2020	2019
Statement of Income Data:					
Total interest income	$ 330,371	$ 192,170	$ 83,083	$ 63,038	$ 48,587
Total interest expense	91,644	20,395	3,646	5,652	6,576
Provision for credit losses	183,992	79,064	9,915	8,308	2,544
Net interest income after provision for credit losses	54,735	92,711	69,522	49,078	39,467
Total noninterest income	207,175	124,684	28,118	8,182	8,258
Total noninterest expense	204,777	166,774	63,263	38,119	31,063
Provision for income taxes	12,554	9,996	7,372	3,995	3,461
Net income	44,579	40,625	27,005	15,146	13,201
Balance Sheet Data:					
Cash and cash equivalents	$ 483,128	$ 342,139	$ 813,161	$ 163,117	$ 127,814
Investment securities	150,364	98,353	36,623	23,247	32,710
Loans	3,026,092	2,627,256	1,742,735	1,547,138	939,103
Allowance for credit losses	(116,958)	(74,029)	(28,632)	(19,262)	(11,470)
Total assets	3,753,366	3,144,467	2,635,517	1,766,122	1,128,526
Interest-bearing deposits	2,735,161	2,042,509	1,007,879	829,046	596,716
Noninterest-bearing deposits	625,202	775,012	1,355,908	592,261	371,243
Total deposits	3,360,363	2,817,521	2,363,787	1,421,307	967,959
Total borrowings	47,734	47,587	52,873	192,292	23,562
Total shareholders' equity	294,978	243,494	201,222	140,217	124,173
Share and Per Share Data: [1]					
Shares outstanding at end of period	13,304,339	13,161,147	12,875,315	11,954,327	11,913,885
Weighted average common shares outstanding–diluted	13,640,182	13,514,952	12,521,426	12,209,371	12,196,120
Book value per share	$ 22.17	$ 18.50	$ 15.63	$ 11.73	$ 10.42
Tangible book value per share [2]	22.17	18.50	15.63	11.73	10.42
Earnings per share – basic	3.36	3.14	2.25	1.27	1.11
Earnings per share – diluted	3.27	3.01	2.16	1.24	1.08
Performance Ratios:					
Return on average assets	1.28%	1.38%	1.24%	0.98%	1.28%
Return on average shareholders' equity	16.41%	18.24%	17.24%	11.44%	11.29%
Credit Quality Ratios:					
Nonaccrual loans to total loans	0.24%	0.27%	0.01%	0.05%	0.11%
Nonperforming assets to total assets	1.43%	1.06%	0.07%	0.04%	0.09%
Nonperforming assets to total loans and OREO	1.78%	1.26%	0.10%	0.05%	0.11%
Nonperforming loans to total loans	1.78%	1.26%	0.10%	0.05%	0.11%
Allowance for credit losses to total loans	3.86%	2.82%	1.64%	1.25%	1.22%
Net charge-offs to average loans	4.94%	1.49%	0.03%	0.04%	0.06%

1. Share and per share amounts are based on total actual or average common shares outstanding, as applicable.
2. Tangible book value per share is a non-GAAP measure. Since there is no goodwill or other intangible assets as of the dates indicated, tangible book value per share is the same as book value per share as of each of the dates indicated.

35

CONSOLIDATED QUARTERLY FINANCIALS

(Dollars in thousands, except per share data)		3Q2024		2Q2024		1Q 2024		4Q2023		3Q2023
						As of and for the Quarter Ended				
Statement of Income Data:										
Total interest income	$	105,079	$	97,487	$	90,472	$	88,243	$	88,331
Total interest expense		32,892		31,250		29,536		28,586		26,102
Provision for credit losses		70,257		62,325		83,158		60,789		27,253
Net interest income after provision for credit losses		1,930		3,912		(22,222)		(1,132)		34,976
Total noninterest income		80,068		69,918		86,955		64,694		34,579
Total noninterest expense		65,616		58,809		56,018		51,703		56,501
Provision for income taxes		2,926		3,425		1,915		2,847		2,784
Net Income		13,456		11,596		6,800		9,012		10,270
Balance Sheet Data:										
Cash and cash equivalents	$	484,026	$	487,245	$	515,128	$	483,128	$	474,946
Investment securities		48,620		49,213		50,090		150,364		141,489
Loans		3,418,832		3,326,460		3,199,554		3,026,092		2,967,035
Allowance for credit losses		(170,263)		(147,914)		(139,258)		(116,958)		(101,085)
Total assets		4,065,821		3,961,546		3,865,258		3,753,366		3,678,265
Interest-bearing deposits		3,047,861		2,949,643		2,888,867		2,735,161		2,637,914
Noninterest-bearing deposits		579,427		593,789		574,112		625,202		651,786
Total deposits		3,627,288		3,543,432		3,462,979		3,360,363		3,289,700
Core deposits [(1)]		3,190,869		3,528,339		3,447,864		3,342,004		3,269,082
Total borrowings		47,847		47,810		47,771		47,734		47,695
Total shareholders' equity		331,930		316,693		303,709		294,978		284,450
Share and Per Share Data: [(2)]										
Shares outstanding at end of period		13,543,282		13,453,805		13,407,320		13,304,339		13,302,449
Weighted average common shares outstanding–diluted		13,822,270		13,736,508		13,676,917		13,676,513		13,675,833
Book value per share	$	24.51	$	23.54	$	22.65	$	22.17	$	21.38
Tangible book value per share [(3)]		24.51		23.54		22.65		22.17		21.38
Earnings per share – basic		1.00		0.86		0.51		0.68		0.77
Earnings per share – diluted		0.97		0.84		0.50		0.66		0.75
Performance Ratios:										
Return on average assets		1.34%		1.21%		0.73%		0.97%		1.13%
Return on average shareholders' equity		16.67%		15.22%		9.21%		12.35%		14.60%
Credit Quality Ratios:										
Nonaccrual loans to total loans		0.62%		0.24%		0.25%		0.24%		0.25%
Nonperforming assets to total assets		1.63%		1.34%		1.42%		1.43%		1.18%
Nonperforming assets to total loans and OREO		1.94%		1.60%		1.71%		1.78%		1.47%
Nonperforming loans to total loans		1.94%		1.60%		1.71%		1.78%		1.47%
Allowance for credit losses to total loans		4.98%		4.45%		4.35%		3.86%		3.41%
Net charge-offs to average loans		5.65%		6.57%		7.34%		5.92%		4.77%

1. Core deposits are defined as all deposits excluding time and brokered deposits.
2. Share and per share amounts are based on total actual or average common shares outstanding, as applicable.
3. Tangible book value per share is a non-GAAP measure. Since there is no goodwill or other intangible assets as of the dates indicated, tangible book value per share is the same as book value per share as of each of the dates indicated.

36

NON-GAAP RECONCILIATION

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance.

However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

The following non-GAAP measure is presented to illustrate the impact of BaaS loan expense on net loan income and yield on CCBX loans.

Net BaaS loan income divided by average CCBX loans is a non-GAAP measure that includes the impact BaaS loan expense on net BaaS loan income and the yield on CCBX loans. The most directly comparable GAAP measure is yield on CCBX loans.

The following non-GAAP measure is presented to illustrate the impact of BaaS loan expense on net interest income and net interest margin.

Net interest income net of BaaS loan expense is a non-GAAP measure that includes the impact BaaS loan expense on net interest income. The most directly comparable GAAP measure is net interest income.

Net interest margin, net of BaaS loan expense is a non-GAAP measure that includes the impact of BaaS loan expense on net interest rate margin. The most directly comparable GAAP measure is net interest margin.

Reconciliations of the GAAP and non-GAAP measures are presented below.

	As of and for the Three Months Ended				
(dollars in thousands; unaudited)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024	September 30, 2023
Net BaaS loan income divided by average CCBX loans:					
CCBX loan yield (GAAP)[1]	17.35 %	17.77 %	17.34 %	17.36 %	17.05 %
Total average CCBX loans receivable	$1,552,443	$1,362,343	$1,265,857	$1,196,137	$1,309,380
Interest and earned fee income on CCBX loans (GAAP)	67,692	60,203	54,569	52,327	56,279
BaaS loan expense	(32,612)	(29,076)	(24,837)	(24,310)	(23,003)
Net BaaS loan income	$35,080	$31,127	$29,732	$28,017	$33,276
Net BaaS loan income divided by average CCBX loans [1]	8.99 %	9.19 %	9.45 %	9.30 %	10.08 %
Net interest margin, net of BaaS loan expense:					
CCBX interest margin [1]	9.64 %	9.05 %	8.60 %	8.62 %	9.66 %
CCBX earning assets	2,048,918	1,972,989	1,864,156	1,765,502	1,684,012
Net interest income	49,637	44,383	39,866	38,338	40,990
Less: BaaS loan expense	(32,612)	(29,076)	(24,837)	(24,310)	(23,003)
Net interest income, net of BaaS loan expense	$17,205	$15,307	$15,209	$14,028	$17,987
CCBX net interest margin, net of BaaS loan expense [1]	3.31 %	3.12 %	3.24 %	3.15 %	4.24 %

[1] Annualized for periods presented.

37

NON-GAAP RECONCILIATION (cont.)

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance.

However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

The following non-GAAP measure is presented to illustrate core noninterest income.

Core noninterest income is presented to illustrate the impact of BaaS credit enhancements, BaaS fraud enhancements, and unrealized gain / (loss) on equity investments, net on noninterest income. The most directly comparable GAAP measure is total noninterest income.

	As of and for the Nine Months Ended	As of and for the 12 Months Ended				
(dollars in thousands, unaudited)	September 30, 2024	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Noninterest income excluding BaaS credit enhancements, BaaS fraud enhancements unrealized gain / (loss) on equity investments, net ("Core Noninterest Income")						
Total noninterest income	$236,941	$207,175	$124,684	$28,118	$8,182	$8,258
Less: BaaS credit enhancements	(210,742)	(177,764)	(76,374)	(9,086)	-	-
Less: BaaS fraud enhancements	(4,791)	(7,165)	(29,571)	(1,505)	-	-
Less: Unrealized gain / (loss) on equity investments, net	(26)	(279)	153	(1,469)	400	-
Core noninterest income	$21,382	$21,967	$18,892	$16,058	$8,582	$8,258

[1] Annualized for periods presented.

38

BOARD OF DIRECTORS

Christopher D. Adams, Chairman of the Board

Christopher D. Adams is a partner in the law firm of Adams & Duncan, Inc., P.S. in Everett, Washington. Mr. Adams practices in the areas of corporate law, commercial real estate and tax matters. He graduated from the University of Washington with a bachelor's degree in business and received his J.D. and M.B.A. from Gonzaga University. Mr. Adams also holds a Masters in Tax Law from the University of Washington School of Law. Mr. Adams brings to the board of directors legal expertise and familiarity with our market area. Mr. Adams has been a member of our board of directors since 2016.

Steven Donald Hovde, Vice Chairman of the Board

Steven D. Hovde is the Chairman and Chief Executive Officer at Hovde Group, LLC, an investment banking and advisory firm that serves bank and thrift clients across the United States, where he is responsible for managing its investment banking activities, the strategic development of mergers and acquisitions of bank and thrift institutions, and its private equity activities. He serves as a director of H Bancorp and as a trustee of several charitable foundations. Before co-founding Hovde Group in 1987, Mr. Hovde was Regional General Counsel and Vice President of a national commercial real estate development firm. Previous to that, Mr. Hovde served as an attorney with, Rudnick & Wolfe, which is today DLA Piper, specializing in real estate law. Prior to that, Mr. Hovde practiced accounting in Chicago as a Certified Public Accountant with Touche Ross LLP, which is today Deloitte & Touche LLP. Mr. Hovde graduated summa cum laude with a Bachelor of Business Administration, majoring in Accounting, from the School of Business at the University of Wisconsin, Madison. He also earned his law degree, cum laude, at Northwestern University. Mr. Hovde provides the board of directors with important experience and insight into the financial services industry. Mr. Hovde has been a member of our board of directors since 2011.

Eric M. Sprink, CEO & Board Director

Eric M. Sprink serves as our Chief Executive Officer. Mr. Sprink joined the Company in late 2006 as President and Chief Operating Officer and became Chief Executive Officer in 2010. Mr. Sprink began his banking career working for Security Pacific Bank while enrolled at Arizona State University. He assumed increasing levels of responsibility in the areas of retail operations, consumer and commercial lending and wealth management with Security Pacific Bank and its successor, Bank of America. He then moved to Centura Bank, where he held management positions in retail operations and corporate finance. After Centura Bank was acquired, he held senior management positions at Washington Trust Bank and Global Credit Union. Mr. Sprink is active in industry trade groups and is a director and past chairman of the Community Bankers of Washington. Mr. Sprink received a bachelor's degree from Arizona State University and an M.B.A. from the University of North Carolina. Mr. Sprink brings to our board of directors leadership experience, significant experience in many facets of the financial services business, and familiarity with our market area. Mr. Sprink has been a member of our board of directors since 2006.

Sadhana Akella-Mishra, Board Director

Sadhana Akella-Mishra has served as the Chief Information Security and Compliance Officer for Finxact, Inc., a core banking software company, since July 2018. From May 2018 to June 2018, Ms. Akella-Mishra was the Chief Compliance Officer for Sunlight Payments (now Purposeful), an electronic payments company. Prior to that time, Ms. Akella-Mishra served as the Chief Compliance Officer (Global) of Geoswift Ltd. from June 2017 to April 2018 and as the U.S. Head of Compliance for Geoswift US Inc. from November 2016 to June 2017. From April 2016 to November 2016, Ms. Akella-Mishra served as the Senior Manager, General Compliance of Ripple, Inc. Prior to that time, she served as the Chief Compliance Officer of Zenbanx Holding Ltd. from March 2014 to April 2016 and as a Senior Compliance Manager for Zenbanx Holding Ltd. from August 2013 to February 2014. From July 2007 to July 2013, Ms. Akella-Mishra served in various positions with Deutsche Bank, including as Americas Regional Head, Anti Financial Crime-Fraud from September 2012 to July 2013. Ms. Akella-Mishra brings to the Board of Directors compliance and information security expertise and familiarity with the financial services industry.

Rilla Delorier, Board Director

Rilla Delorier is an experienced C-suite leader with more than 30 years of executive experience and has served in a range of capacities including managing the P&L of a $2.7 billion retail banking business, Chief Strategy and Digital Transformation Officer, Chief Marketing Officer, healthcare business leader, and strategy consulting with Bain & Co. A graduate of the University of Virginia, with an MBA from Harvard, Delorier lead innovation initiatives at Umpqua Bank and SunTrust Bank and is a sought-after speaker on leadership, purpose, innovation, and business transformation. Delorier's experience in developing new products, automating operations, implementing enhanced cyber-security practices, establishing strategic partnerships, and modernized use of analytics will help advise Coastal as it navigates within the highly regulated and ever-changing banking environment.

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BOARD OF DIRECTORS

Stephan Klee, Board Director

Stephan Klee is the Chief Financial Officer at Portag3 Ventures, which makes investments in innovative financial services companies. Prior to joining Portag3, Mr. Klee served as Chief Financial Officer of Zenbanx Holding, Inc. and remained in an executive capacity after its merger with SoFi, Inc., one of the largest U.S. fintech companies. Previously, Mr. Klee served as a Senior Vice President at Bank of Nova Scotia, at ING Direct Canada, where he was CFO and Treasurer from 2011 to 2014, and at ING Direct USA, where he served as Chief of Staff from 2002 to 2011. He began his career at Deutsche Bank in Germany. Mr. Klee attended the University of Applied Sciences in Germany before earning an MBA at the Ivey Business School. He is also an AMP graduate from Harvard Business School. Mr. Klee adds his expertise in emerging technologies and digital banking to the company's board, bringing a new perspective as banking and customer access to banking services continues to evolve. He joined our board of directors in July 2018.

Thomas D. Lane, Board Director

Thomas D. Lane is the owner and president and chief executive officer of Dwayne Lane's Auto Family, which operates six automobile dealerships. He is active in community organizations and currently serves on the Economic Alliance Snohomish County board of trustees. Mr. Lane graduated from Western Washington University with a bachelor's degree in business administration. Mr. Lane brings to the board of directors leadership experience and familiarity with our market area. Mr. Lane has been a member of our board of directors since the Bank's formation in 1997.

Gregory A. Tisdel, Board Director

Gregory A. Tisdel is the owner of Tiz's Door Sales, Inc. and a member of the City of Everett Planning Commission. He serves on the Advisory Board of the Puget Sound Clean Air Agency and is past Special Advisor to the Economic Alliance Snohomish County. Mr. Tisdel is an active supporter of social, civic and cultural programs and was honored with the 2008 Henry M. Jackson Citizen of the Year Award. Mr. Tisdel has been active in community organization, including the YMCA, American Red Cross Snohomish County Chapter and Volunteers of America. Mr. Tisdel brings to the board of directors leadership experience and familiarity with our market area. Mr. Tisdel has been a member of our board of directors since 2002.

Pamela Unger, Board Director

Pamela Unger is a Certified Public Accountant who supports venture capital funds with tax planning, compliance, and related investor issues and inquiries. She is currently the Managing Director and was previously the Tax Director at Belltower Fund Group, Ltd the Seattle based fund administrator for over 4,000 venture capital funds launched on the AngelList Venture platform. She has been employed with Belltower since January 2019. From September 2007 to January 2019, Ms. Unger held various positions at PwC, a network of accounting firms. While at PWC she worked in the broader asset management sector handling taxes for a variety of clients within the industry, with a focus on venture capital, private equity, and heavy experience related to foreign investing inbound and outbound compliance. Ms. Unger graduated from the University of Washington with a bachelor's degree in business, and a masters in tax. She brings to the Board of Directors financial expertise and familiarity with the financial services industry.

Brian Hamilton, Board Director

Mr. Hamilton is a seasoned financial technology executive and business leader, with more than 25 years of experience in the banking, lending, payments, and digital product development industries. A serial entrepreneur, with deep expertise in domestic and international settlement systems and digital platforms, Mr. Hamilton has held senior leadership roles at Capital One, serving as President of their Merchant Services division, Wells Fargo, and Verifone, in addition to founding and operating multiple companies in the fintech space. Most recently Mr. Hamilton was co-founder and CEO of ONE (One Finance Inc.), which was acquired by a Walmart-led joint venture in 2022. Prior to co-founding ONE, he was the founder of Azlo, a digital bank for small businesses, and helped to build out the BBVA Open Platform for sponsor banking services.

Michael Patterson, Board Director

Michael Patterson is a seasoned global business leader with more than 38 years of cross-sector experience in strategy, P&L management, and international operations with deep expertise in risk management, compliance, governance, and financial control. A graduate of Pace University, he led EY LLP's Compliance Risk Management business in the firm's Financial Services Office and was appointed to the role at the height of the 2008 crisis. Before that he served as the First VP of the Risk and Control function in the institutional business for Merrill Lynch & Co and served several leadership roles at other leading consulting firms.

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